SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Matterport, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

577096100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 577096100	13 G	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM VI, L.P. (“DCM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BYEACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,055,077 shares, except that DCM Investment Management VI, L.P. (“GP VI”), the general partner of DCM VI, and DCM International VI, Ltd. (“UGP VI”), the general partner of GP VI, may be deemed to have sole power to vote these shares, F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”), the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,055,077 shares, except that GP VI, the general partner of DCM VI, and UGP VI, the general partner of GP VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,055,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 577096100	13 G	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management VI, L.P. (“GP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,055,077 shares. GP VI, the general partner of DCM VI, may be deemed to have sole power to vote these shares, except that UGP VI, the general partner of GP VI, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,055,077 shares. GP VI, the general partner of DCM VI, may be deemed to have sole power to dispose of these shares, except that UGP VI, the general partner of GP VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,055,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 577096100	13 G	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International VI, Ltd. (“UGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,055,077 shares. UGP VI is the general partner of GP VI, the general partner of DCM VI, and may be deemed to have sole voting power with respect to such shares, except GP VI, the general partner of DCM VI, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
7,055,077 shares.  UGP VI is the general partner of GP VI, the general partner of DCM VI, and may be deemed to have sole power to dispose of such shares, except GP VI, the general partner of DCM VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,055,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 577096100	13 G	Page 5 of 12

1	NAME OF REPORTING PERSON F. Hurst Lin (“Lin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 7,055,077 shares. Lin is a director of UGP VI, the general partner of GP VI, the general partner of DCM VI, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 7,055,077 shares. Lin is a director of UGP VI, the general partner of GP VI, the general partner of DCM VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,055,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 577096100	13 G	Page 6 of 12

1	NAME OF REPORTING PERSON Matthew C. Bonner (“Bonner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 7,055,077 shares. Bonner is a director of UGP VI, the general partner of GP VI, the general partner of DCM VI, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		7,055,077 shares. Bonner is a director of UGP VI, the general partner of GP VI, the general partner of DCM VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,055,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 577096100	13 G	Page 7 of 12

ITEM 1(A).	NAME OF ISSUER Matterport, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

352 East Java Drive

Sunnyvale, CA 94089

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by DCM VI, L.P., a Cayman Islands exempted limited partnership (“DCM VI”), DCM Investment Management VI, L.P., a Cayman Islands exempted limited partnership (“GP VI”), and DCM International VI, Ltd., a Cayman Islands limited company (“UGP VI”), F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GP VI, the general partner of DCM VI, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM VI. UGP VI, the general partner of GP VI, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM VI. Lin and Bonner are the directors of UGP VI and may be deemed to have shared power to vote and dispose of shares of the issuer directly owned by DCM VI.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

DCM VI and GP VI are Cayman Islands exempted limited partnerships. UGP VI is a Cayman Islands limited company. Lin and Bonner are citizens of the United States

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Class A Common Stock

CUSIP # 577096100

ITEM 3.	Not Applicable

CUSIP NO. 577096100	13 G	Page 8 of 12

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of DCM VI and GP VI, and the memorandum and articles of association of UGP VI, the general and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable

CUSIP NO. 577096100	13 G	Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2024

DCM VI, L.P.

By: DCM INVESTMENT MANAGEMENT VI, L.P.
Its General Partner

By: DCM INTERNATIONAL VI, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM INTERNATIONAL VI, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

DCM INTERNATIONAL VI, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner
Attorney in Fact

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney -In-Fact*

/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 577096100	13 G	Page 10 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

Exhibit B: Power of Attorney	12

CUSIP NO. 577096100	13 G	Page 11 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 577096100	13 G	Page 12 of 12

exhibit B

Power of Attorney

Matthew C. Bonner has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.